
09010039

2008 ANNUAL REPORT



Associated
Banc-Corp

HELPING OUR CUSTOMERS

Reach Higher

Every day, we help our customers reach higher – from growing their business to building a strong financial future for their family. We know our customers can only reach their goals if they have complete confidence in Associated. Our ability to earn the trust of our customers is rooted in our core values. These core values define the way we do business and provide the foundation for financial strength and security our customers can depend on.

WHAT CUSTOMERS CAN EXPECT FROM ASSOCIATED

OUR VALUES

Integrity
Demonstrate trust, respect and high standards.

Customer
Exceed customer expectations.

Colleagues
Treat others fairly and provide opportunities to learn and grow professionally.

Relationships
Build and sustain mutually beneficial, long-term relationships.

Community
Support the financial and social health of the community.

Performance
Achieve organizational goals to improve shareholder value.

Associated Banc-Corp is a diversified bank holding company which provides financial solutions for small, mid-sized and large businesses and individuals through approximately 300 banking locations across Wisconsin, Illinois and Minnesota. Associated's product portfolio offers and provides complete financial solutions to our customers.

2008 Financial Highlights

Selected Financial Data in thousands (except per share data and performance ratios)

	2008	2007	% Change
Period End balances:			
Total loans	$16,283,908	$15,516,252	4.9%
Total deposits	15,154,796	13,973,913	8.5%
Operating results:			
Net interest income	$ 696,148	$ 643,813	8.1%
Provision for loan losses	202,058	34,509	485.5%
Core fee-based revenue	267,916	252,874	5.9%
Other noninterest income	71,943	68,126	5.6%
Investment and asset gains (losses), net	(54,209)	23,781	(328.0%)
Personnel expense	309,478	303,428	2.0%
Other noninterest expense	247,982	231,463	7.1%
Net income	168,452	285,752	(41.0%)
Net income available to common equity	165,202	285,752	(42.2%)
Diluted earnings per common share	1.29	2.23	(42.2%)
Dividends per common share	1.27	1.22	4.1%
Return on average equity	6.95%	12.68%	
Return on average assets	0.76%	1.38%	

Dear Shareholders,

2008 will be remembered as a year of unprecedented challenges for the banking sector and the U.S. economy. Guided by our mission and our values, we successfully navigated through this challenging year with a continued focus on our customers, colleagues and communities.



Paul S. Beideman and Lisa B. Binder

2008 in Review

Associated Banc-Corp has reported an annual profit every year in its 39-year history as a publicly-held company. This year was no exception as Associated Banc-Corp posted net income available to common shareholders of $165 million, or $1.29 per common share, for 2008. This compares to net income of $286 million, or $2.23 per common share, for 2007.

Our ability to grow net interest income and core fee-based income contributed to our profitability by partially offsetting increases in loan loss provisions. While we increased our provisions in response to the downturn in the country's housing market and the weak economic environment, our ability to grow our businesses and the revenue they generate supported our profitability in 2008. Loan growth of 5% and deposit growth of 8% drove net interest income of $696 million, which was up 8% over 2007. Core households grew by 5% and core fee-based income increased by 6%, in spite of the turbulent economic environment.

Strong, Stable and Secure

Associated Bank continues to exceed the criteria established by the federal government for "well capitalized" banks. Associated Banc-Corp's Tier 1 capital ratio was 11.91% at December 31, 2008. Our tangible common equity ratio was 6.05% at the end of the year, which is strong compared to other financial institutions.

We are a conservatively managed commercial bank that is focused on its core businesses of accepting deposits, making loans, and providing other banking services for consumers and businesses in the communities we serve throughout Wisconsin, Minnesota and Illinois.

Capital Purchase Program

In November 2008, Associated Banc-Corp sold $525 million of senior preferred stock and related common stock warrants to the U.S. Department of the Treasury under the federal government's Capital Purchase Program. The senior preferred shares will bear a 5% dividend for the first five years and 9% thereafter. Associated Banc-Corp participated in the Capital Purchase Program to support the government's efforts to stimulate the economy and, at the same time, made a commitment to provide taxpayers with a positive return on their investment. The Capital Purchase Program was designed to help healthy banks make more credit available to consumers and businesses. New loan production, since receipt of the Capital Purchase Program funds, has been more than $2.3 billion. These loans support consumers and businesses that have a direct and indirect impact on jobs and the health of our communities.

Caring for Our Customers and Our Communities

Associated Banc-Corp has a long history of investing in our communities through charitable contributions, sponsorships, workplace giving, and volunteerism. In 2008, the personal contributions of our colleagues, supported by our corporate contribution, raised nearly $1 million for United Way through our second annual corporate-wide campaign. These dollars support local agencies and programs in more than 180 communities across our three-state footprint. In addition, Associated provided financial support totaling more than $1.5 million to more than 2,000 nonprofit organizations focused on education, community and economic development, social and human services, and arts and culture in our communities. But more importantly, our leadership and our colleagues continue to give their time and talent to thousands of nonprofit and civic organizations each year. We are proud of our colleagues and their efforts on behalf of those who live in our communities.

We believe that small businesses will lead the way in creating new jobs in our three-state footprint and our country. Associated Bank was named the number-one Small Business Administration (SBA) lender in Wisconsin for the fourth consecutive year in 2008. In fact, our production approximated that of the next three banks combined. We also saw strong growth in small business lending in Minnesota and Illinois in 2008.

We continue to enhance our foreclosure mitigation program to assist our mortgage customers who are experiencing difficulties in making their mortgage payments. Throughout 2008, we helped more than 1,000 customers avoid potential foreclosure, representing more than $55 million in mortgage loans.

Our past is defined by more than 120 years of adherence to our core values. Our future will be determined by the same commitment to these values and the solid execution of our strategies.
In closing, we would like to thank our colleagues for their hard work and dedication to our customers. Thank you for your continued support and confidence in Associated Banc-Corp.



Paul S. Beideman
Chairman and Chief Executive Officer
Associated Banc-Corp



Lisa B. Binder
President and Chief Operating Officer
Associated Banc-Corp

OUR VALUES

Integrity

Customer

Colleagues

Relationships

Community

Performance

Our core values define the essence of Associated Banc-Corp. They are the framework for how we do business, the relationships our colleagues maintain with our customers and each other, and our overall commitment to our organization, our communities and our shareholders. The following pages highlight each of our core values and how they are reflected in our actions and relationships. Together, these short stories illustrate just a few of the many ways we are helping our customers reach higher.

Integrity

Demonstrate trust, respect and high ethical standards.

There is only one way to demonstrate integrity. That is through the actions we take every day in serving our customers, as well as our actions with our colleagues and in our communities. Our actions reflect our standards of excellence and reliability, our honesty and our high ethical conduct. At no other time in our country's history has this been more important than it is today.

As a responsible lender, we practice a high level of due diligence to identify, assess and help reduce the risks to our company and our customers. Our long history of responsible lending continues to serve the company and our customers well. While our buildings and locations may have changed over the past 120 years, the foundation upon which Associated was built remains the same – relationships that are based on trust.

Customer

Exceed customer expectations.

Exceeding customer expectations means going the extra mile whenever possible to ensure that each customer experience is the best it can be. Associated's Care Counts program puts into action a philosophy that guides our colleagues' interactions with our customers, clients, and each other. In 2007, customers from banking locations across our three-state footprint shared with us the key elements of their customer experiences. These Customer Experience Measurement (CEM) surveys served as a benchmark for measuring the effectiveness of our Care Counts program. Overall CEM results reached their highest level during the fourth quarter of 2008, exceeding 90% in many key teller and personal banker practices.

ASSOCIATED COLLEAGUES / CARING FOR CUSTOMERS



Colleagues

Treat others fairly and provide opportunities to learn and grow professionally.

At Associated, we use the term "colleague" to describe all of our employees. It conveys the expected behaviors necessary to be successful, eliminates perceived barriers about rank and position, and ensures that everyone understands their importance in the success of our company.

Our "Colleagues Count" initiative is designed to promote colleague engagement and retention. As part of this initiative, we are providing colleagues with the tools necessary to promote personal and professional development. We promote from within and encourage current colleagues to apply for open positions. In 2008, more than 600 Associated colleagues received promotions and approximately 30% of our open positions were filled internally.

Strong leadership and open dialog provide the foundation for Associated's culture of caring, discipline and winning.

Relationships

Build and sustain mutually beneficial, long-term relationships.

Each customer or client interaction provides an opportunity to build a relationship. Today's customers want personalized attention. They want us to understand their business, their profession and their personal financial goals. More than ever, customers and prospective customers are looking to us to provide them with new ideas and creative solutions that address their specific needs.

Associated colleagues from across the company's business lines are working together to increase the value we bring to our customers. The synergy we are creating will provide our customers with the best the company has to offer.



Community

Support the financial and social health of the community.

We believe the investments we make in the success of others are investments in the success of our communities. This vision is the cornerstone of our charitable giving program. Associated provides community support through several broad areas of focus: Community and Economic Development, Social and Human Services, Education, and Arts and Culture. In 2008, our commitment to our communities was reflected in the financial support and time we gave to more than 2,000 community organizations and programs throughout Wisconsin, Minnesota and Illinois.

Major examples include significant participation in Partners in Education, the United Performing Arts Fund of Greater Milwaukee, the Brown County Community Partnership for Children and the Boys & Girls Clubs of Greater Milwaukee Decade of Hope campaign.

Performance

Achieve organizational goals to improve shareholder value.

Our colleagues are our most important asset. We bring the best to our customers by creating an environment where those who work hard and are willing to provide outstanding service can excel.

We made significant progress on the execution of our key strategies during 2008. A renewed focus on increasing the earnings potential of our core banking businesses generated the revenue required to sustain a healthy company.

Loan growth of 5% and deposit growth of 8% generated net interest income of $696 million in 2008. Core households grew by 5% and core fee-based income increased by 6%, in spite of the turbulent economic environment.

A key factor in net household growth is our high customer retention rate. Our commitment to our customers and our strategies will continue to drive our company's growth.




SCHOLARSHIPS, INC

Reaching higher

Associated has supported Scholarships, Inc.'s mission to provide scholarships to young people in pursuit of a college education for more than 45 years. With college tuition costs rising every year, the Green Bay-based nonprofit looks to Associated for assistance in growing and managing their funds. Executive Director Joanne Angeli says, "Associated's dedication and service to Scholarships, Inc. has helped us meet the financial needs of our organization and our students." Students in Wisconsin's Brown and Door counties have received a total of $5.7 million in financial support since Scholarships, Inc. was founded in 1962.

HIGHLIGHTS AND ACCOLADES

Associated Bank had the **largest profit among Wisconsin banks** in 2008.

Associated Banc-Corp was the **only Wisconsin bank to rank in the top third** of a list of 150 top-performing banks and thrifts nationwide. A study by *Bank Directors* magazine ranked Associated 46th on its bank performance scorecard in 2009.

Associated Bank received an **A+ rating from the Better Business Bureau** Serving Wisconsin (BBB), one of only 12 banks in the state to receive such a mark. It is the Bureau's highest rating under the new version of the group's rating system which was launched on January 6, 2009.

Colleagues across all business lines are working together to increase the value we bring to our customers each and every time we have the opportunity to help them.


107
PASSPORT
United States of America

Exceeding expectations

"Opening a bank at 8:30 on a Saturday night is unheard of. They saved my trip. They were incredible," says Cindy Ninneman, a customer at Associated's East Towne branch in Madison. Cindy called Associated's 24-hour Customer Care line in a panic because she was leaving on a Caribbean cruise the next day and her passport was locked in her safe deposit box.

For security reasons, access to a bank after hours takes a great deal of coordinated effort. Hearing Cindy's story, Associated colleagues sprung into action. A few hours later, three senior managers met Cindy at the bank and helped her retrieve her passport. "They left their homes on a Saturday night to help me out. I'll never forget what they did for me," adds Cindy.



Valuing experience

Celebrating 20 years as an Associated colleague, Greg Larson began his career in banking in credit collections and has assumed increasing responsibilities ever since. Greg's broad base of experience includes managing a downtown Milwaukee branch, leading a growing commercial banking team and launching a private banking division. Today, Greg is a senior vice president, managing commercial banking for the Milwaukee County area.

"Associated has provided so many opportunities for me to grow, from education and training to community involvement and public speaking. I tell my younger colleagues Associated is a company that invests in its people. You can reach your full potential here because Associated is large enough to provide growth opportunities and small enough to care about you as an individual. That's why I came to Associated and why I've stayed for 20 years," says Greg.

HIGHLIGHTS AND ACCOLADES

President and Chief Operating Officer Lisa Binder was named one of **"The 25 Most Powerful Women in Banking"** by *U.S. Banker* magazine in 2008. Lisa has been a role model and mentor to many others throughout her 30-year career in banking. She continues to encourage others to take on additional responsibilities and embrace opportunities to learn and grow.

Associated Bank was named the **No.1 Small Business Administration (SBA) lender in Wisconsin** for the fourth consecutive year in 2008. Associated surpassed all other banks in number of loans originated, nearly doubling that of the second-highest lender.

Our success is directly linked to the level of commitment shown each day by our colleagues and the level of satisfaction experienced by our customers.



Facilitating growth

"Comfort" is the word Larry Marsh, president of Marsh Heating and Air Conditioning in Brooklyn Park, Minnesota, uses to describe the service his company provides. He also uses that word to describe the sense of security and service he gets from his partners at Associated Bank. Larry says he appreciates the fact that Associated's bankers treat him with respect, offer him innovative options for his business and are always there to answer questions. Add to that the strength and stability of Associated Bank's more than 120 years of experience, and it's easy to see why Larry is feeling so comfortable.

We encourage and appreciate our colleagues' commitment to enhancing our communities through their many hours of volunteer work.



Making an impact

Hundreds of our colleagues participated in Associated's 2008 annual "Day of Caring" event, donating more than 2,000 hours of service to nearly 100 community organizations during the seven-day campaign. Sara Walker, senior vice president and chief economist for Associated Wealth Management, spent an afternoon reading to children at the Boys and Girls Clubs of Greater Milwaukee. Like many Associated colleagues, Sara gives her time generously. Beyond her outreach efforts on behalf of the bank, Sara serves on the board of directors for Lad Lake (an organization that guides at-risk youth and families), the Milwaukee Public Museum and Milwaukee's Brady Street Area Association.

"It's amazing the impact one person can have on the lives of others. There are so many needs and I truly believe that by getting involved in our communities we can make a real difference," says Sara.

HIGHLIGHTS AND ACCOLADES

Associated and its colleagues contributed more than $75,000 to the American Red Cross to assist individuals in those areas that were impacted by flooding and severe weather in the Midwest in 2008.

Associated Bank was honored with the **"2008 Outstanding Partnership Award"** from the Wisconsin Council of the Blind & Visually Impaired.

Associated received a **"2008 Outstanding Achievement in Employee Giving Award"** for its significant participation in the United Performing Arts Fund of Greater Milwaukee. Associated President and COO Lisa Binder co-chaired the campaign, which raised a record $10.7 million in 2008.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31	2008	2007	2006	2005	2004
(In thousands)					
INTEREST INCOME					
Interest and fees on loans	$ 952,653	$1,111,919	$1,106,903	$ 889,374	$ 594,702
Interest and dividends on investment securities and deposits in other financial institutions:					
Taxable	133,471	122,961	131,952	164,404	131,020
Tax-exempt	39,733	39,897	39,434	39,310	40,804
Interest on federal funds sold and securities purchased under agreements to resell	852	935	1,090	937	596
Total interest income	1,126,709	1,275,712	1,279,379	1,094,025	767,122
INTEREST EXPENSE					
Interest on deposits	263,306	403,353	363,953	213,052	118,236
Interest on short-term borrowings	86,584	134,624	129,791	89,356	38,940
Interest on long-term funding	80,671	93,922	116,086	119,362	57,319
Total interest expense	430,561	631,899	609,830	421,770	214,495
NET INTEREST INCOME	696,148	643,813	669,549	672,255	552,627
Provision for loan losses	202,058	34,509	19,056	13,019	14,668
Net interest income after provision for loan losses	494,090	609,304	650,493	659,236	537,959
NONINTEREST INCOME					
Trust service fees	38,420	42,629	37,484	35,017	31,791
Service charges on deposit accounts	118,368	101,042	91,593	86,783	56,153
Card-based and other nondeposit fees	48,540	47,558	42,661	37,439	26,181
Retail commissions	62,588	61,645	61,256	56,604	47,171
Mortgage banking, net	14,684	22,750	14,801	36,395	20,331
Asset sale gains, net	(1,668)	15,607	304	3,945	1,181
Investment securities gains (losses), net	(52,541)	8,174	4,722	4,116	637
Other	57,259	45,376	42,680	30,787	26,802
Total noninterest income	285,650	344,781	295,501	291,086	210,247
NONINTEREST EXPENSE					
Personnel expense	309,478	303,428	283,431	274,941	224,548
Occupancy	50,461	46,659	43,825	38,961	29,572
Equipment	19,123	17,908	17,466	16,792	12,754
Data processing	30,451	31,690	31,451	29,534	24,729
Business development and advertising	21,400	19,785	16,857	17,661	14,975
Other intangible amortization expense	6,269	7,116	8,903	8,607	4,350
Other	120,278	108,305	94,282	93,967	66,941
Total noninterest expense	557,460	534,891	496,215	480,463	377,869
Income before income taxes	222,280	419,194	449,779	469,859	370,337
Income tax expense	53,828	133,442	133,134	149,698	112,051
Net income	168,452	285,752	316,645	320,161	258,286
Preferred stock dividends and discount accretion	3,250	—	—	—	—
NET INCOME AVAILABLE TO COMMON EQUITY	$ 165,202	$ 285,752	$ 316,645	$ 320,161	$ 258,286

CONSOLIDATED BALANCE SHEETS

As of December 31 (In thousands)	2008	2007	2006	2005	2004
ASSETS					
Cash and due from banks	$ 533,338	$ 553,031	$ 458,344	$ 460,230	$ 389,311
Interest-bearing deposits in other financial institutions	12,649	11,671	10,505	14,254	13,321
Federal funds sold and securities purchased under agreements to resell	24,741	22,447	13,187	17,811	55,440
Investment securities, available for sale, at fair value	5,349,417	3,543,019	3,436,621	4,711,605	4,815,344
Loans held for sale	87,084	94,441	370,758	57,710	64,964
Loans	16,283,908	15,516,252	14,881,526	15,206,464	13,881,887
Allowance for loan losses	(265,378)	(200,570)	(203,481)	(203,404)	(189,762)
Loans, net	16,018,530	15,315,682	14,678,045	15,003,060	13,692,125
Premises and equipment	190,942	197,446	196,007	206,153	184,944
Other assets	1,975,366	1,854,346	1,697,917	1,629,259	1,304,687
Total assets	$ 24,192,067	$ 21,592,083	$ 20,861,384	$ 22,100,082	$ 20,520,136
LIABILITIES AND STOCKHOLDERS' EQUITY					
Noninterest-bearing deposits	$ 2,814,079	$ 2,661,078	$ 2,756,222	$ 2,504,926	$ 2,347,611
Interest-bearing deposits	12,340,717	11,312,835	11,559,849	11,068,163	10,438,628
Total deposits	15,154,796	13,973,913	14,316,071	13,573,089	12,786,239
Short-term borrowings	3,703,936	3,226,787	2,042,685	2,666,307	2,926,716
Long-term funding	1,861,647	1,864,771	2,071,142	3,348,476	2,604,540
Accrued expenses and other liabilities	595,185	196,907	185,993	187,232	185,222
Total liabilities	21,315,564	19,262,378	18,615,891	19,775,104	18,502,717
Stockholders' equity					
Preferred equity	508,008	—	—	—	—
Common stock	1,281	1,278	1,304	1,357	1,300
Surplus	1,073,218	1,040,694	1,120,934	1,301,004	1,127,205
Retained earnings	1,293,941	1,305,136	1,189,658	1,029,247	858,847
Accumulated other comprehensive income (loss)	55	(2,498)	(16,453)	(3,938)	41,205
Deferred compensation	—	—	—	(2,081)	(2,122)
Treasury stock, at cost	—	(14,905)	(49,950)	(611)	(9,016)
Total stockholders' equity	2,876,503	2,329,705	2,245,493	2,324,978	2,017,419
Total liabilities and stockholders' equity	$ 24,192,067	$ 21,592,083	$ 20,861,384	$ 22,100,082	$ 20,520,136

PER SHARE AND SELECTED FINANCIAL DATA

Years Ended December 31 (In thousands, except per share data)	2008	2007	2006	2005	2004
COMMON SHARE DATA:					
Basic earnings per common share	$ 1.30	$ 2.24	$ 2.40	$ 2.45	$ 2.28
Diluted earnings per common share	$ 1.29	$ 2.23	$ 2.38	$ 2.43	$ 2.25
Cash dividends per share	$ 1.27	$ 1.22	$ 1.14	$ 1.06	$ 0.98
Book value per share	$18.54	$18.32	$17.44	$17.15	$15.56
Market value per share (close)	$20.93	$27.09	$34.88	$32.55	$33.23
Period-end shares outstanding	127,762	127,160	128,747	135,602	129,695
Basic weighted average shares outstanding	127,501	127,408	132,006	130,554	113,532
Diluted weighted average shares outstanding	127,891	128,428	133,132	131,931	115,025
SELECTED FINANCIAL DATA AVERAGE FOR THE YEAR:					
Loans net of unearned income	$ 16,080,565	$ 15,132,634	$ 15,370,090	$ 14,347,707	$ 11,174,856
Investment securities	3,707,549	3,480,831	3,825,245	4,794,708	3,983,452
Assets	22,037,963	20,638,005	21,162,099	20,921,575	16,365,762
Deposits	13,812,072	13,741,803	13,623,703	12,462,981	10,144,528
Long-term funding	1,601,003	1,812,779	2,515,107	3,444,846	1,998,314
Stockholders' equity	$ 2,423,332	$ 2,253,878	$ 2,279,376	$ 2,101,389	$ 1,499,606
FINANCIAL RATIOS:					
Return on average assets	0.76%	1.38%	1.50%	1.53%	1.58%
Return on average equity	6.95%	12.68%	13.89%	15.24%	17.22%
Return on average tangible common equity	11.81%	21.91%	23.31%	23.47%	22.11%
Net interest margin	3.65%	3.60%	3.62%	3.64%	3.80%
Efficiency ratio	52.41%	53.92%	50.31%	48.99%	48.04%
Net charge-offs to average loans	0.85%	0.27%	0.12%	0.09%	0.15%
Allowance for loan losses to loans	1.63%	1.29%	1.37%	1.34%	1.37%
Nonperforming loans to loans	2.09%	1.05%	0.96%	0.65%	0.83%
Average equity to average assets	11.00%	10.92%	10.77%	10.04%	9.16%
Period-end equity to period-end assets	11.89%	10.79%	10.76%	10.52%	9.83%
Tangible common equity to tangible assets	6.05%	6.59%	6.67%	6.59%	6.54%
Dividend payout ratio (basic)	97.69%	54.46%	47.50%	43.27%	42.84%
Tier 1 leverage ratio	9.75%	7.83%	7.82%	7.58%	7.79%
Tier 1 risk-based capital ratio	11.91%	9.06%	9.42%	9.73%	9.64%
Total risk-based capital ratio	13.76%	10.92%	11.92%	12.26%	12.33%

Per share and share data adjusted retroactively for stock splits and stock dividends.

Robert C. Gallagher Retires from Associated Board

When Robert C. Gallagher joined Associated Banc-Corp 29 years ago, there were three banks in the holding company with total assets of $583 million. During his tenure and under his guidance, Associated has grown to become a $24 billion company with 5,200 colleagues serving approximately 180 communities in Wisconsin, Illinois and Minnesota.

During his career with Associated, Bob served in leadership positions including executive vice president, vice chairman, president and chief operating officer, and president and CEO. He retired from active management in 2003 and, having reached mandatory retirement age, will retire from the company's Board of Directors when his term expires in April 2009.

Reflecting on his years with Associated, Bob said, "The core values we developed years ago are still true today. It's very rewarding to know those principles have stood the test of time and will continue to guide us in the future. Associated's greatest strengths are its people and its culture. We have a team of wonderful people who are committed and care about the company, the community and their customers."

On behalf of the Board of Directors, our colleagues, customers and shareholders, we extend our deep appreciation to Bob for his many contributions to the growth and success of Associated Banc-Corp. We wish him the very best.

Executive Offices
1200 Hansen Road
Green Bay WI 54304
920-491-7000

Associated Banc-Corp Investor Relations
1200 Hansen Road
Green Bay WI 54304
800-236-ASBC (800-236-2722)

Additional details are available by contacting the company and through Associated's Web site, associatedbank.com.

Transfer Agent and Registrar
Correspondence
National City Bank
P.O. Box 92301
Cleveland OH 44193-0900

Please include a reference to Associated Banc-Corp in your correspondence

Voluntary Cash Contributions
National City Bank
P.O. Box 94946
Cleveland OH 44101-4946

Please include a reference to Associated Banc-Corp in your correspondence

Shareholder Customer Service (including sale of shares) 1-800-622-6757 (within the U.S. and Canada) and 1-216-257-8663 (outside the U.S. and Canada)

TDD: 216-257-7353 (a telecommunications device is available for the hearing impaired)

You may also contact National City via email. National City's email address is: shareholder.inquiries@nationalcity.com

Annual Meeting
The Annual Shareholders' Meeting for Associated Banc-Corp will be held at 11:00 a.m. CDT Wednesday, April 22, 2009 at the Meyer Theater, 117 S. Washington Street, Green Bay, WI 54301.

Stock Listing & Trading
Traded: NASDAQ
Stock Market Symbol: ASBC
Newspaper: AsdBnc

BOARD OF DIRECTORS

Karen T. Beckwith
Consultant

Paul S. Beideman
Chairman & CEO,
Associated Banc-Corp

Lisa B. Binder
President & COO,
Associated Banc-Corp

Ruth M. Crowley
Consultant

Robert C. Gallagher
Lead Director,
Associated Banc-Corp

Ronald R. Harder
Retired, Former President
& CEO, Jewelers Mutual
Insurance Co.

William R. Hutchinson
President,
W.R. Hutchinson & Associates

Eileen A. Kamerick
Senior Vice President and
Chief Financial Officer,
Tecta America Corporation

Richard T. Lommen
President,
Courtesy Corp.

John C. Meng
Retired, Former Chairman,
Schreiber Foods, Inc.

J. Douglas Quick
Chairman & CEO,
Lakeside Foods Inc.

Dr. Carlos E. Santiago
Chancellor,
University of
Wisconsin – Milwaukee

John C. Seramur
Retired, Former Chairman,
First Financial Corp.

EXECUTIVE COMMITTEE

Paul S. Beideman
Chairman &
Chief Executive Officer

Lisa B. Binder
President &
Chief Operating Officer

David A. Baumgarten
Director of Regional Banking

Brian R. Bodager
Chief Administrative Officer,
General Counsel &
Corporate Secretary

Judith M. Docter
Director of Human Resources

Scott S. Hickey
Chief Credit Officer

Mark J. McMullen
Director of Wealth
Management Services

Arthur E. Olsen, III
General Auditor

Nicholas Papachristou
Chief Marketing Officer

Mark D. Quinlan
Chief Information Officer

Joseph B. Selner
Chief Financial Officer

Douglas M. Schosser
Line of Business Group Chief
Financial Officer

David L. Stein
Director of Retail Banking

Gordon J. Weber
Director of Corporate
Banking


Associated
Banc-Corp

Associated Banc-Corp
1200 Hansen Road
Green Bay WI 54304
920-491-7000

associatedbank.com


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-001886
© 1996 Forest Stewardship Council
FSC


RAINFOREST ALLIANCE
CERTIFIED



This report was printed on paper containing 10% Post-Consumer Waste.

Associated cares for our environment. Demonstration of our environmental stewardship includes e-statement and online bill payment promotions, reduced quantities of printed material, electronic newsletter enhancements, paperless paychecks and colleague rideshare programs.

MKTCC0002 (2/09)